UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Celestica Inc.
(Name of Issuer)

Subordinate Voting Shares
(Title of Class of Securities)

15101Q108
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 15101Q108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Greystone Managed Investments Inc.
2.	Check the Appropriate Box If A Member of A Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Canada
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	11,732,027
	6.	Shared Voting Power
	7.	Sole Dispositive Power	13,036,277
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned By Each Reporting Person	13,036,277
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares	☒
11.	Percent of Class Represented By Amount In Row (9)	6.54%
12.	Type of Reporting Person	OO

Page 2 of 6 pages

Item 1(a).	Name of Issuer:
Celestica Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
844 Don Mills Road Toronto, Ontario M3C 1V7 Canada
Item 2(a).	Name of Persons Filing:
Greystone Managed Investments Inc.
Item 2(b).	Address of Principal Business Office, or if None, Residence:
300-1230 Blackfoot Drive, Regina, Saskatchewan, Canada, S4S 7G4
Item 2(c).	Citizenship:
Canadian incoporated company
Item 2(d).	Title of Class of Securities:
Subordinate Voting Shares
Item 2(e).	CUSIP Number: 15101Q108
Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

Page 3 of 6 pages

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:		13,036,277
	(b)	Percent of class:		6.54%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or direct the vote:	11,732,027
		(ii)	Shared power to vote or to direct the vote:
		(iii)	Sole power to dispose or to direct the disposition of:	13,036,277
		(iv)	Shared power to dispose or to direct the disposition of:

Page 4 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Accounts managed on a discretionary basis by Greystone Managed Investments Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.  To the best of our knowledge, no account holds more than 5 percent of the outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certification.
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2011
Date

/s/ Nadine Krenosky
Signature

Nadine Krenosky, Chief Compliance Office
Name/Title

Page 6 of 6 pages